SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



(Mark One)

[X]                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR


[   ]                TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-11402

                                  ------------


                               Cendant Corporation
                              Employee Savings Plan
                            (Full title of the Plan)


                               Cendant Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                                  6 Sylvan Way
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)



                               Cendant Corporation
                              Employee Savings Plan

                    Financial Statements for the Years Ended
                           December 31, 1997 and 1996

                                      INDEX



Description

Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 1997 and 1996

Notes to Financial Statements

Item 27a -Schedule of Assets Held for Investment Purposes as of December 31, 1997

Item 27d - Schedule of Reportable Transactions for the year ended
         December 31, 1997





Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Board of Directors
Cendant Corporation
   Employee Savings Plan
Parsippany, NJ 07054


We have audited the accompanying statements of net assets available for benefits of the Cendant Corporation Employee Savings Plan (the "Plan"), formerly the HFS Incorporated Employee Savings Plan, as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 1998

                               Cendant Corporation
                              Employee Savings Plan


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1997 and 1996








                                                 1997          1996
                                          -----------   -----------



ASSETS

      Investments .....................   $76,862,504   $30,289,693
      Interest and dividends receivable        25,420        14,637

      Contributions receivable from:
          Participants ................       172,325       462,145
          Employer ....................        38,414        95,035
                                          -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS .....   $77,098,663   $30,861,510
                                          ===========   ===========

















                       -See notes to financial statements-

                    Cendant Corporation Employee Savings Plan


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996





                                                   1997          1996
                                            -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
      Participants ......................   $ 6,447,240   $ 3,606,740
      Employer ..........................     1,459,001       706,177
      Rollovers .........................    35,596,085     4,255,021
                                            -----------   -----------

          Total contributions ...........    43,502,326     8,567,938
                                            -----------   -----------

Investment income:
      Realized and unrealized gains .....     3,463,920     1,429,130
      Interest and dividends ............     3,288,012     1,529,256
                                            -----------   -----------

          Total investment income .......     6,751,932     2,958,386
                                            -----------   -----------

          Total additions ...............    50,254,258    11,526,324
                                            -----------   -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

      Benefits paid to participants .....     4,008,906     4,268,290
      Trustee fees ......................         8,199        11,425
                                            -----------   -----------

          Total deductions ..............     4,017,105     4,279,715
                                            -----------   -----------

NET INCREASE IN NET ASSETS
      AVAILABLE FOR BENEFITS ............    46,237,153     7,246,609
                                            -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR .................    30,861,510    23,614,901
                                            -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR .......................   $77,098,663   $30,861,510
                                            ===========   ===========


                       -See notes to financial statements-

                    Cendant Corporation Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The following description of the Cendant Corporation Employee Savings Plan (the "Plan"), formerly the HFS Incorporated Employee Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan, established July 2, 1990 and amended and restated as of January 1, 1998 (see Note 6 - "Recent Events Plan Amendments"), is a defined contribution plan established for certain eligible employees of Cendant Corporation ("Cendant" or the "Company") that provides Internal Revenue Code Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective January 1, 1996, the Company amended and restated the Plan. Amendments effective as of such date included an adjustment to the vesting schedule to provide for immediate vesting of employer contributions. The Plan was also amended to allow for the eligibility of employees of acquired companies subject to certain limitations. During 1996, additional amendments to the plan were adopted related to merging the existing plans of Electronic Realty Associates ("ERA"), The Century 21 of the MidAtlantic States, Inc. and Century 21 of Eastern Pennsylvania, Inc. and portions of the plan of Coldwell Banker Corporation ("Coldwell Banker") plan into the Plan. In addition, the Plan was amended in 1997 to allow for existing plans of acquired companies to be combined into the plan. The Company completed the transfer of assets of the Century 21 MidAtlantic States and Century 21 of Eastern Pennsylvania plans and the applicable portions of the Coldwell Banker plan during 1997 and expects the transfer of assets of the ERA plan to be completed during 1998.

     During 1997 and 1996, the Company made contributions to the Plan equal to a percent of the pre-tax contributions made by the employee with respect to the first six percent of the employee's compensation as set forth in the schedule below:

                  Years of Service as of the                Employer Matching
                  Last Day of the Plan Year             Percentage of Investment
                  ----------------------------          ------------------------

                  All eligible employees with
                  less than 6 years of service                       25%

                  At least 6 but less than 11
                  years of service                                   35%

                  11 or more years of service                        50%


     The following is a summary of certain Plan provisions that were in effect for 1997 and 1996:

     a. Eligibility - Each regular employee (as defined in the Plan) of the Company is eligible to participate in the Plan on the entry date following both attainment of age 21 and completion of six months service.

     b. Contributions - An employee may elect to make pre-tax contributions up to fifteen percent of annual compensation to a maximum of $9,500 for 1997 and 1996, respectively.

     c. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service regulations. The Company acquired six CENTURY 21 non-owned regions and Coldwell Banker during the second quarter of 1996. The Company merged portions of the existing Coldwell Banker plan into the Plan in both 1997 and 1996. In October 1996, the Company completed the acquisition of Avis Inc. The Company subsequently sold a majority of its interest in the car rental operations of Avis Inc. by offering stock in its subsidiary, Avis Rent A Car, Inc. ("ARAC") to the public but retained the business consistent with its service provider profile, including the subsidiary of Avis Inc. that provides reservation and technology services to ARAC ("Wizcom"). In 1997, the account balances of Wizcom employees were transferred from the ARAC 401-k plan to the Plan and the Century 21 MidAtlantic States and Century 21 of Eastern Pennsylvania plan assets were tranferred into the Plan. As a result of the aforementioned acquisition and plan mergers, $34.4 million and $3.5 million were transferred into the Plan in 1997 and 1996, respectively, and are included in Contributions - Rollovers in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1997 and 1996.

     d. Vesting - Employee contributions are 100% vested at all times. Effective January 1, 1996, all participants were 100% vested in employer contributions.

     e. Termination - Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants shall become fully vested.

     f. Loan Provision - Employees may borrow up to the lesser of $50,000 or fifty percent of their vested balance, provided the vested balance is at least one thousand dollars. Interest is charged at a commercial rate and is secured by the vested balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee in which case the term is not to exceed fifteen years.

     g. Benefits Payable - Distributions to terminated employees are recorded in each fund's financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $1.0 million and $1.1 million at December 31, 1997 and 1996, respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements are prepared on an accrual basis of accounting. Effective with the change in Trustee (see "Change in Trustee" below), as of February 1, 1996, all administrative costs of the Plan other than costs incurred to maintain participant loan accounts were paid by the Company. Prior to such date, all administrative fees were paid by the Plan.

     Change in Trustee - As of February 1, 1996, the trustee and record keeping and administrative responsibilities previously performed by the Charles Schwab Trust Company ("Charles Schwab") and the Segal Company, respectively, were undertaken by Merrill Lynch Trust Company of New Jersey (the "Trustee"). In connection with the change in trustee, net assets of approximately $20.9 million were transferred from Charles Schwab to the Trustee.

     Valuation of Investments - The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants. The value of the remaining investments are based upon quoted market values as determined by the Plan's trustee.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

3.   INVESTMENTS

     The market or contract values of investments, including cash and cash equivalents within the funds, are as follows:

                                                               At December 31,
                                                       -------------------------
                                                              1997          1996
                                                         Market or     Market or
                                                          Contract      Contract
                                                             Value         Value
                                                       -----------   -----------
Cendant Stable Value Fund
   - RPT ...........................................   $ 7,693,811   $ 6,768,959
   - CIGNA .........................................     1,088,325     1,030,123
   - Hartford ......................................       382,498       373,977
AIM Charter Fund ...................................     6,624,132     3,044,717
AIM Weingarten Fund ................................     3,071,778     2,108,625
AIM Constellation Fund .............................     5,789,319     4,620,263
Templeton Foreign Fund .............................     2,211,423     1,425,092
Company Common Stock Fund ..........................     9,484,939     5,694,266
MFS Emerging Growth Fund ...........................     1,459,126       554,626
Merrill Lynch Growth Fund ..........................     4,796,664       888,246
Merrill Lynch Capital Fund .........................     3,870,574       285,003
Merrill Lynch Inter Term Bond Fund .................     1,497,531       989,373
Putnam New Opportunity Fund ........................     2,708,444     1,238,781
Employee Loans Receivable ..........................     2,698,894     1,123,779
Cash Fund ..........................................    23,485,046       143,863
                                                       -----------   -----------
                                                       $76,862,504   $30,289,693
                                                       ===========   ===========

     a. Cendant Stable Value Fund - Certain contributions in this fund are invested under contracts with major insurance companies providing a high level of security for principal and a fixed rate of return. As of February 1, 1996, contributions made to this fund were invested in the Merrill Lynch Retirement Preservation Trust ("RPT") which invests in high quality fixed interest instruments. The account is designed to provide the investor with a defined rate of return and low risk of principal.

     b. AIM Charter Fund - This balanced mutual fund seeks growth of capital and current income by investing primarily in dividend-paying common stocks. A significant portion of assets may also be held in cash or other income-producing securities, including U.S. government securities or debt securities.

     c. AIM Weingarten Fund - This growth mutual fund seeks capital growth by investing primarily in common stocks of leading U.S. companies that are enjoying strong earnings momentum or a dramatic upsurge in earnings.

     d. AIM Constellation Fund - This mutual fund seeks capital appreciation by investing primarily in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     e. Templeton Foreign Fund - This mutual fund seeks long-term capital growth through investing in stocks and debt obligations of companies and governments outside the United States.

     f. Company Common Stock Fund - Participants may elect to invest up to 50% of their account balance in the Company=s common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "CD".

     g. MFS Emerging Growth Fund - This mutual fund invests primarily in common stocks of companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose earning growth is expected to accelerate due to new management, new products or changes in consumer demand.

     h. Merrill Lynch Growth Fund - This mutual fund invests in securities that are selling at discounts from price-to-book value ratios and have dividend yields greater than the stock market average or historic yields. Large capitalization issues will be emphasized, but the Fund has flexibility to invest in small capitalization companies with similar value. The Fund may invest up to 20% of total assets in foreign securities.

     i. Merrill Lynch Capital Fund - This mutual fund allows management to shift emphasis based on its evaluation of changes in economic and market trends. The Fund's portfolio may be invested substantially in equity securities (stocks), corporate bonds or money market securities. Over longer periods, a major portion of the Fund's portfolio will consist ofequity securities of larger market capitalization companies. The Fund may invest up to 25% of its total assets in foreign securities.

     j. Merrill Lynch Inter Term Bond Fund - This mutual fund invests in corporate debt securities, primarily through high-quality investment grade securities.

     k. Putnam New Opportunity Fund - This mutual fund seeks above-average capital appreciation from rapidly growing sectors of the economy. Fund management searches for companies with strong and expanded earnings, committed management, freedom from excessive government regulation, and substantial insider equity holdings.

4.   INTERNAL REVENUE SERVICE STATUS

     The Plan is  intended  to be  qualified  under  ss.401 (a) of the  Internal
Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under ss.501(a) of the Code. The Plan received a favorable IRS determination letter dated May 21, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

5.   BUSINESS COMBINATIONS

     Cendant - On December 17, 1997, HFS Incorporated ("HFS") merged with and into CUC International Inc. ("CUC") with CUC surviving and being renamed Cendant Corporation (the "Cendant Merger"). Cendant is a leading global provider of consumer and business services including technology-driven membership-based consumer services, travel services and real estate services. The Company currently maintains each of the existing employee savings plans of the merged companies.

     PHH   Corporation -  On  April  30,  1997,  the  Company  issued approximately 72.8 million shares of Company common stock in exchange for all of the outstanding common stock of PHH Corporation ("PHH").
     PHH is the world's largest provider of corporate relocation services and also provides mortgage services and vehicle management services. On May 1, 1998, the Company merged the former PHH Corporation Employee Investment Plan into the Plan.

6.   RECENT EVENTS

     Plan Amendments

     Effective January 1, 1998, in connection with the Cendant Merger, the Company amended and restated the Plan. In connection with this restatement, certain provisions of the Plan were revised, including eligibility requirements, Company matching contributions, and the vesting of Plan benefits. Such revised provisions are summarized as follows:

     Eligibility Requirements - attainment of age eighteen and six months of service.

     Company Matching Contributions - equal to one hundred percent (100%) of all eligible employees' salary deferral up to three percent (3%) of the employee's compensation. An additional discretionary employer contribution may be made, equal to up to fifty percent (50%) of the employee's salary deferral contributions over three percent (3%) of the employees'
     compensation, up to a maximum of six percent (6%) of the employees' compensation.

     Vesting  Schedule  -  employer   contributions  credited  to  accounts  of
     employees who commence employment on or subsequent to January 1, 1998 shall vest according to the following schedule:

                                        Years of                    Vested
                                         Service                  Interest
                                      ------------                --------

                                      Fewer than 1                      0%
                                            1                          34%
                                            2                          67%
                                            3                         100%

     Every employee of the Company prior to January 1, 1998 shall continue to be 100% vested in the employer contributions.

     Company Restatement, Investigation and Litigation

     On April 15, 1998, the Company announced that it had discovered accounting irregularities in certain former CUC business units, which are part of the Company's Alliance Marketing segment (formerly the Membership segment) and the Audit Committee of the Company's Board of Directors has initiated an investigation into such matters. Accordingly, the Company will restate annual and quarterly net income and earnings per share for 1997 and may restate certain other previous periods related to the former CUC businesses. The investigation is expected to be completed during the summer of 1998.

     Since the aforementioned Company announcement, and prior to the date hereof, class action lawsuits, certain legal actions and other legal complaints have been filed against the Company, its predecessor, CUC, and certain current and former officers and directors of the Company and CUC. These complaints assert, among other things, claims under the Federal Securities law, allege various breaches of fiduciary duty, mismanagement and negligence. While it is not feasible to predict or determine the final outcome of these proceedings, the Company does not expect these proceedings to have any material adverse impact on the Plan.

     The aforementioned announcement resulted in a decline in the per share price of the Company common stock. At December 31, 1997, the Company Common Stock Fund, valued at $9.5 million, was comprised of 275,926 shares of Company common stock which had a closing price per share of $34.375. At June 26, 1998, the closing price of the Company common stock was $21.4375 per share. At $21.4375 per share, the Company Common Stock Fund at December 31, 1997 would have been valued at $5.9 million.

     Company Mergers and Acquisitions

     Jackson  Hewitt  Inc.  On  January  7,  1998,  the  Company  completed  the acquisition of Jackson Hewitt Inc. ("Jackson Hewitt"), for approximately $480.0 million in cash or $68 per share of Jackson Hewitt common stock. Jackson Hewitt operates the second largest tax preparation service franchise system in the United States with locations in 41 states. Jackson Hewitt franchises a system of approximately 2,050 offices that specialize in computerized preparation of federal and state individual income tax returns.

     The Harpur Group Ltd. On January 20, 1998, the Company completed the acquisition of The Harpur Group Ltd. ("Harpur"), a leading fuel card and vehicle management company in the United Kingdom ("UK"), from privately held H-G Holdings, Inc. for approximately $186.0 million in cash plus future contingent payments of up to $20.0 million over the next two years.

     National Parking Corporation. On April 27, 1998, the Company completed the acquisition of National Parking Corporation ("NPC") for $1.3 billion in cash. NPC is the largest private (non-municipal) single car park operator in the UK with approximately 500 locations. NPC has also developed a broad-based roadside assistance group under the name of Green Flag. Green Flag offers a wide-range of emergency support and rescue services to approximately 3.5 million members.

     Pending Acquisitions

     Providian Auto and Home Insurance Company. On December 9, 1997, the Company executed a definitive agreement to acquire Providian Auto and Home Insurance Company ("Providian") for approximately $219.0 million in cash. Closing is subject to receipt of required regulatory approval which will require restated financial statements of the Company and other
     customary   conditions.   Providian  sells  automobile insurance to
     consumers through direct response marketing in 45 states and the District of Columbia.

     RAC Motoring Services. On May 1, 1998, the Company signed a letter of intent and entered into exclusive negotiations with Royal Automobile Club Limited ("RACL") to acquire their RAC Motoring Services subsidiary for approximately $750.0 million in cash. Closing is subject to the execution of a definitive agreement and approval by seventy-five percent of RACL's voting members and is anticipated in the summer of 1998. RAC Motoring Services is the second-largest roadside assistance company in the UK and also owns the UK's largest driving school company.

     American Bankers Insurance Group, Inc. On March 23, 1998, the Company entered into a definitive agreement to acquire American Bankers Insurance Group, Inc. ("American Bankers") for $67 per share in cash and stock, for aggregate consideration of approximately $3.1 billion. The Company intends to purchase 23.5 million shares of American Bankers at $67 per share through its pending cash tender offer, to be followed by a merger in which the Company will deliver Cendant shares with a value of $67 for each remaining share of American Bankers common stock outstanding. The Company has received Hart-Scott-Rodino antitrust clearance to acquire American Bankers. The tender offer is subject to the receipt of tenders representing at least 51 percent of the common stock of American Bankers as well as customary closing conditions. The transaction is expected to be completed following the restatement of the Company's financial statements, receipt of and approval by American Bankers' shareholders and receipt of required regulatory approvals, which require restated financial statements.
     American Bankers provides affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing.

     In connection with the Company's acquisitions noted above, the Company may elect to merge employee savings plans maintained by such acquired companies if any, into the Plan.

7.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     Prior to February 1, 1996, the Cendant Stable Value Fund primarily invested in investment contracts providing a guaranteed return on principal invested over a specified time period. Therefore, contributions to such fund are invested in the Merrill Lynch Retirement Preservation Trust. The crediting interest rates at December 31, 1997 for various investment contracts ranged from 4.8% to 7.7% and the average yields of the Cendant Stable Value Fund, established on February 1, 1996 in connection with the transfer of assets to the Trustee (See Note 2 - Change in Trustee), for the 1997 and 1996 plan years were 6.0% and 6.1%, respectively. All investment contracts in the Cendant Stable Value Fund are fully benefit-responsive and are recorded at contract value, which equals principal plus accrued interest. The Cendant Stable Value Fund balance at December 31, 1997 of $9,164,634 approximated the fair value.

8.   PLAN SUMMARY BY FUND

     The following tables represent the changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1997 and 1996 and the statements of net assets available for benefits as of December 31, 1997 and 1996.

                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                                             Company
                                                  Cendant            Aim           Aim            Aim         Common
                                                   Stable        Charter    Weingarten   Constellation         Stock
                                               Value Fund           Fund          Fund           Fund           Fund        Subtotal
                                               ----------    -----------   -----------    -----------    -----------     -----------

Net assets available for
    benefits-beginning of year                $ 8,173,059    $ 3,044,717   $ 2,108,625    $ 4,620,263    $         -     $17,946,664
                                              -----------     ----------   -----------    -----------    -----------     -----------

Additions:
    Contributions:
    Plan contributions:
       Plan participants                          889,078        624,073       439,731        812,166         91,196       2,856,244
       Employer                                   236,678        154,821        96,763        192,336         19,213         699,811
       Rollovers                                1,552,307      2,705,402        71,159        110,452              -       4,439,320
Realized and unrealized  gains (losses)              (918)         112,2       151,011        214,787      3,864,027       4,341,159
Dividend and interest income                      608,367        758,432       444,559        433,174          2,388       2,246,920
                                              -----------    -----------   -----------    -----------    -----------     -----------
                                                3,285,512      4,354,980     1,203,223      1,762,915      3,976,824      14,583,454
                                              -----------    -----------   -----------    -----------    -----------     -----------

Deductions:
    Distributions:
       Plan participants                        1,419,063        380,262       277,607        516,175          1,962       2,595,069
       Trustee fees                                 1,842            771           543          1,110              -           4,266
                                              -----------    -----------   -----------    -----------    -----------     -----------
                                                1,420,905        381,033       278,150        517,285          1,962       2,599,335
                                              -----------    -----------   -----------    -----------    -----------     -----------

Net Additions (Deductions)                      1,864,607      3,973,947       925,073      1,245,630      3,974,862      11,984,119
                                              -----------    -----------   -----------    -----------    -----------     -----------

NET TRANSFERS                                    (873,032)      (394,532)       38,080        (76,574)     5,510,077       4,204,019
                                             ------------   ------------   -----------    ------------   -----------     -----------

Net assets available for
    benefits-end of year                      $ 9,164,634    $ 6,624,132   $ 3,071,778    $ 5,789,319    $ 9,484,939     $34,134,802
                                              ===========    ===========   ===========    ===========    ===========     ===========

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                     Templeton              HFS                             Accrued
                                                       Foreign            Common         Employee           Amounts
                                     Subtotal             Fund        Stock Fund            Loans       Unallocated           Total
                                  -----------       ----------        ----------      -----------       -----------    -------------



Net assets available for
  benefits-beginning of year      $17,946,664       $1,425,092        $5,694,266      $ 1,123,779       $   571,817    $ 26,761,618

Additions:
  Contributions:
  Plan contributions:
    Plan participants               2,856,244           403,505         1,003,999                -           (289,820)    3,973,928
    Employer                          699,811            86,250           198,722                -            (56,621)      928,162
    Rollovers                       4,439,320            94,703           130,637        1,428,138                 -      6,092,798
Realized and unrealized
  gains (losses)                    4,341,159          (129,210)       (1,241,882)               -                 -      2,970,067
Dividend and interest  income       2,246,920           225,900            18,417                -             10,783     2,502,020
                                 ------------       -----------       -----------       ----------       ------------  ------------
                                   14,583,454           681,148           109,893        1,428,138           (335,658)   16,466,975
                                 ------------       -----------       -----------       ----------       ------------  -------------

Deductions:
  Distributions:
    Plan participants               2,595,069           164,514           572,010          124,250                 -      3,455,843
    Trustee fees                        4,266               435             1,837              122                 -          6,660
                                 ------------       -----------       -----------       ----------       -----------    ------------
                                    2,599,335           164,949           573,847          124,372                 -      3,462,503
                                 ------------       -----------       -----------       ----------       -----------    ------------

Net Additions (Deductions)         11,984,119           516,199          (463,954)       1,303,766           (335,658)   13,004,472

NET TRANSFERS                       4,204,019           270,132        (5,230,312)         271,349                  -      (484,812)
                                 ------------       -----------       ------------      ----------       ------------  ------------

Net assets available for
  benefits-end of year           $ 34,134,802       $ 2,211,423       $         -       $2,698,894       $    236,159  $ 39,281,278
                                 ============       ===========       ===========       ==========       ============  ============


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                              MFS       Merrill     Merrill       Merrill       Putnam
                                                         Emerging        Lynch        Lynch         Lynch          New
                                               Cash        Growth       Growth      Capital    Inter Term  Opportunity
                              Subtotal         Fund          Fund         Fund         Fund     Bond Fund         Fund     Subtotal
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

Net assets available
  for benefits-beginning
  of year                 $ 26,761,618  $   143,863   $   554,626  $   888,246  $   285,003   $   989,373  $ 1,238,781  $30,861,510
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

Additions:
    Contributions:
    Plan contributions:
       Plan participants     3,973,928       82,699       376,513      689,676      389,772       250,490      684,162    6,447,240
       Employer                928,162        4,208        70,293      151,819       93,614        55,955      154,950    1,459,001
       Rollovers             6,092,798   23,313,409       147,735    2,696,733    2,972,949       102,094      270,367   35,596,085
Realized and unrealized
    gains (losses)           2,970,067            -       142,206      (82,287)      38,435        21,408      374,091    3,463,920
Dividend and interest
    income                   2,502,020            -        17,428      427,209      197,839        79,828       63,688    3,288,012
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------
                            16,466,975   23,400,316       754,175    3,883,150    3,692,609       509,775    1,547,258   50,254,258
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

Deductions:
    Distributions:
     Plan participants       3,455,843       42,699        61,767      122,145       60,669       113,973      151,810    4,008,906
     Trustee fees                6,660            -           213          468          250           225          383        8,199
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------
                             3,462,503       42,699        61,980      122,613       60,919       114,198      152,193    4,017,105
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

Net Additions
 (Deductions)               13,004,472   23,357,617       692,195    3,760,537    3,631,690       395,577    1,395,065   46,237,153
                          ------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

NET TRANSFERS                 (484,812)     (16,434)      212,305      147,881      (46,119)      112,581       74,598            -
                         -------------  -----------   -----------  -----------  -----------   -----------  -----------  -----------

Net assets available
 for benefits-end
 of year                  $ 39,281,278  $23,485,046   $ 1,459,126  $ 4,796,664  $ 3,870,574   $ 1,497,531  $ 2,708,444  $77,098,663
                          ============  ===========   ===========  ===========  ===========   ===========  ===========  ===========


                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                      Guaranteed              Aim                Aim              Aim
                                          Income          Charter         Weingarten    Constellation       SteinRoe
                                            Fund             Fund               Fund             Fund           Fund        Subtotal
                                     -----------      -----------       ------------    -------------    -----------     -----------

Net assets available for
  benefits-beginning of year         $ 9,089,176      $ 2,353,460       $ 1,848,084       $3,895,624     $ 1,051,199     $18,237,543
                                     -----------      -----------       -----------       ----------     -----------     -----------

Additions:
  Contributions:
    Plan contributions:
      Plan participants                1,074,729          296,633           265,313          522,262          16,815      2,175,752
      Employer                           183,746           69,108            86,471          181,687         (33,642)       487,370
      Rollovers                          698,704          346,836           150,706          353,398          (5,231)     1,544,413
Realized and unrealized
  gains (losses)                               -          193,994           125,178           14,808         (15,742)       318,238
Dividend and interest
  income                                 465,064          194,224           235,602          347,663           4,442      1,246,995
                                     -----------      -----------       -----------      -----------     -----------     ----------
                                       2,422,243        1,100,795           863,270        1,419,818         (33,358)     5,772,768
Deductions:
  Distributions:
    Plan participants                  2,986,797          186,587           210,082          160,292          41,732      3,585,490
    Trustee fees                             606            1,803             6,365            3,061               -         11,835
                                     -----------      -----------       -----------      -----------     -----------     ----------
                                       2,987,403          188,390           216,447          163,353          41,732      3,597,325

Net Additions (Deductions)              (565,160)         912,405           646,823        1,256,465         (75,090)     2,175,443

NET TRANSFERS                           (350,957)        (221,148)         (386,282)        (531,826)       (976,109)    (2,466,322)
                                     ------------     ------------      ------------     ------------    ------------   -----------

Net assets available for
  benefits-end of year               $ 8,173,059      $ 3,044,717       $ 2,108,625      $ 4,620,263     $         -    $17,946,664
                                     ===========      ===========       ===========      ===========     ===========    ===========

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                      Templeton           Company                            Accrued
                                                        Foreign            Common         Employee           Amounts
                                      Subtotal             Fund        Stock Fund            Loans       Unallocated       Subtotal
                                   -----------      -----------       -----------      -----------       -----------   ------------


Net assets available for
  benefits-beginning of year       $18,237,543      $ 1,196,564       $ 2,855,993      $   974,960       $   349,841   $ 23,614,901
                                   -----------      -----------       -----------      -----------       -----------   ------------

Additions:
  Contributions:
    Plan contributions:
    Plan participants               2,175,752            89,673           720,943                -           282,668      3,269,036
    Employer                          487,370            61,358           163,826                -           (80,132)       632,422
    Rollovers                       1,544,413           155,772           310,432          108,760                 -      2,119,377
Realized and unrealized
  gains (losses)                      318,238           127,701         1,106,517                -                 -      1,552,456
Dividend and interest
  income                            1,246,995            70,763            32,277             (260)           14,637      1,364,412
                                   ----------       -----------       -----------      ------------      -----------   ------------
                                    5,772,768           505,267         2,333,995          108,500           217,173      8,937,703
                                   ----------       -----------       -----------      -----------       -----------   ------------
Deductions:
  Distributions:
    Plan participants               3,585,490           152,833           448,118          117,536                 -      4,303,977
    Trustee fees                       11,835               733            (1,432)             160                 -         11,296
                                   ----------       -----------       ------------     -----------       -----------   ------------
                                    3,597,325           153,566           446,686          117,696                 -      4,315,273
                                   ----------       -----------       -----------      -----------       -----------   ------------

Net Additions (Deductions)          2,175,443           351,701         1,887,309           (9,196)          217,173      4,622,430

NET TRANSFERS                      (2,466,322)         (123,173)          950,964           158,015            4,803     (1,475,713)
                                  -----------      ------------       -----------    --------------     ------------    -----------

Net assets available for
  benefits-end of year            $17,946,664       $ 1,425,092       $ 5,694,266      $ 1,123,779       $   571,817   $ 26,761,618
                                  ===========       ===========       ===========      ===========       ===========   ============

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                              MFS     Merrill      Merrill       Merrill        Putnam
                                                         Emerging       Lynch        Lynch         Lynch           New
                                                 Cash      Growth      Growth      Capital    Inter Term   Opportunity
                               Subtotal          Fund        Fund        Fund         Fund     Bond Fund          Fund         Total
                           ------------    ----------   ---------  ----------  -----------   -----------   -----------  ------------


Net assets available
  for benefits-beginning
  of year                  $ 23,614,901    $        -   $       -  $        -  $         -   $         -   $         -  $ 23,614,901
                           ------------    ----------   ---------  ----------  -----------   -----------   -----------  ------------

Additions:
   Contributions:
   Plan contributions:
     Plan participants        3,269,036        (6,838)     41,657      48,286       32,669       111,599       110,331     3,606,740
     Employer                   632,422             -       8,304       9,763        5,978        24,890        24,820       706,177
     Rollovers                2,119,377        54,243     344,760     691,809      199,729       125,762       719,341     4,255,021
Realized and unrealized
   gains (losses)             1,552,456             -     (18,935)    (36,013)      (6,562)      (34,961)      (26,855)    1,429,130
Dividend and interest
   income                     1,364,412        20,670       8,078      63,501        5,444        55,280        11,871     1,529,256
                           ------------    ----------   ---------   ---------   ----------    ----------   -----------  ------------
                              8,937,703        68,075     383,864     777,346      237,258       282,570       839,508    11,526,324
                           ------------    ----------   ---------   ---------   ----------    ----------   -----------  ------------

Deductions:
   Distributions:
     Plan participants        4,303,977      (125,937)        475         902          533        88,170           170     4,268,290
     Trustee fees                11,296             -         (37)        (47)         (20)          233             -        11,425
                           ------------    ----------   ---------   ---------   ----------   -----------  ------------  ------------
                              4,315,273      (125,937)        438         855          513        88,403           170     4,279,715
                           ------------    ----------   ---------   ---------   ----------   -----------  ------------  ------------

Net Additions (Deductions)    4,622,430       194,012     383,426     776,491      236,745       194,167       839,338     7,246,609

NET TRANSFERS                (1,475,713)      (50,149)    171,200     111,755       48,258       795,206       399,443             -
                          -------------   -----------   ---------   ---------   ----------  ------------  ------------  ------------

Net assets available
  for benefits-end
  of year                  $ 26,761,618    $  143,863   $ 554,626   $ 888,246   $  285,003    $  989,373   $ 1,238,781  $ 30,861,510
                           ============    ==========   =========   =========   ==========    ==========   ===========  ============

                        NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1997





                                         Cendant              Aim               Aim              Aim
                                    Stable Value          Charter        Weingarten     Constellation
                                            Fund             Fund              Fund             Fund          Subtotal
                                    ------------      -----------       -----------     -------------      -----------


Assets:
    Investments                      $ 9,164,634      $ 6,624,132       $ 3,071,778      $  5,789,319      $24,649,863
    Interest and dividends
    receivable                                 -                -                 -                 -                -

Contributions receivable from:
    Plan participants                          -                -                 -                 -
    Employer                                   -                -                 -                 -                -
                                     -----------      -----------       -----------      ------------      -----------

Net assets available for
  benefits                           $ 9,164,634      $ 6,624,132       $ 3,071,778      $  5,789,319      $24,649,863
                                     ===========      ===========       ===========      ============      ===========


                                DECEMBER 31, 1997




                                                        Templeton           Company                          Accrued
                                                          Foreign            Common          Employee        Amounts
                                        Subtotal             Fund        Stock Fund             Loans    Unallocated        Subtotal
                                     -----------      -----------       -----------       -----------    -----------    ------------


Assets:
Investments                          $24,649,863      $ 2,211,423       $ 9,484,939       $ 2,698,894    $         -    $39,045,119
Interest receivable                            -                -                 -                 -         25,420         25,420

Contributions receivable:
Plan participants                              -                -                 -                 -        172,325        172,325
Employer                                       -                -                 -                 -         38,414         38,414
                                     -----------      -----------       -----------       -----------    -----------    -----------

Net assets available for
  benefits                           $24,649,863      $ 2,211,423       $ 9,484,939       $ 2,698,894    $   236,159    $39,281,278
                                     ===========      ===========       ===========       ===========    ===========    ===========


                      DECEMBER 31, 1997


                                                           MFS         Merrill      Merrill      Merrill         Putnam
                                                      Emerging           Lynch        Lynch        Lynch            New
                                               Cash     Growth          Growth      Capital   Inter Term    Opportunity
                             Subtotal          Fund       Fund            Fund         Fund    Bond Fund           Fund        Total
                         ------------   -----------  ---------    ------------  -----------  -----------    -----------  -----------

Assets:
Investments              $ 39,045,119   $23,485,046 $1,459,126    $  4,796,664  $ 3,870,574  $ 1,497,531    $ 2,708,444  $76,862,504
Interest receivable            25,420             -          -               -            -            -              -       25,420


Contributions receivable:
Plan participants             172,325             -          -               -            -            -              -      172,325
Employer                       38,414             -          -               -            -            -              -       38,414
                         ------------   -----------  ---------    ------------  -----------  -----------    -----------  -----------

Net assets available
  for benefits           $ 39,281,278   $23,485,046 $1,459,126    $  4,796,664  $ 3,870,574  $ 1,497,531    $ 2,708,444  $77,098,663
                         ============   =========== ==========    ============  ===========  ===========    ===========  ===========

                        NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1996





                                      Guaranteed              Aim               Aim               Aim
                                          Income          Charter        Weingarten     Constellation
                                            Fund             Fund              Fund              Fund         Subtotal
                                     -----------      -----------       -----------    --------------      -----------



Assets:
Investments                          $ 8,173,059      $ 3,044,717       $ 2,108,625      $  4,620,263      $17,946,664
Interest receivable                            -                -                 -                 -                -

Contributions receivable:
Plan participants                              -                -                 -                 -                -
Employer                                       -                -                 -                 -                -
                                     -----------      -----------       -----------      ------------      -----------

Net assets available for
  benefits                           $ 8,173,059      $ 3,044,717       $ 2,108,625      $  4,620,263      $17,946,664
                                     ===========      ===========       ===========      ============      ===========

                                DECEMBER 31, 1996




                                                        Templeton           Company                        Accrued
                                                          Foreign            Common      Employee          Amounts
                                        Subtotal             Fund        Stock Fund         Loans      Unallocated          Subtotal
                                     -----------      -----------       -----------   -----------      -----------       -----------


Assets:
Investments                          $17,946,664      $ 1,425,092       $ 5,694,266   $ 1,123,779      $         -       $26,189,801
Interest receivable                            -                -                -              -           14,637            14,637

Contributions receivable:
Plan participants                              -                -                 -             -          462,145           462,145
Employer                                       -                -                 -             -           95,035            95,035
                                     -----------      -----------       -----------   -----------      -----------       -----------

Net assets available for
    benefits                         $17,946,664      $ 1,425,092       $ 5,694,266   $ 1,123,779      $   571,817       $26,761,618
                                     ===========      ===========       ===========   ===========      ===========       ===========

                      DECEMBER 31, 1996




                                                              MFS      Merrill     Merrill      Merrill        Putnam
                                                         Emerging        Lynch       Lynch        Lynch           New
                                                 Cash      Growth       Growth     Capital   Inter Term   Opportunity
                                 Subtotal        Fund        Fund         Fund        Fund    Bond Fund          Fund          Total
                              -----------  ----------   ---------  -----------  ----------   ----------   -----------  -------------


Assets:
Investments                   $26,189,801  $  143,863   $ 554,626  $   888,246  $  285,003   $  989,373   $ 1,238,781  $  30,289,693
Interest receivable                14,637           -           -            -           -            -             -         14,637

Contributions receivable:
Plan participants                 462,145           -           -            -           -            -             -        462,145
Employer                           95,035           -           -            -           -            -             -         95,035
                              -----------  ----------   ---------  -----------  ----------   ----------   -----------  -------------

Net assets available
  for benefits                $26,761,618  $  143,863  $  554,626  $   888,246  $  285,003   $  989,373   $ 1,238,781   $ 30,861,510
                              ===========  ==========  ==========  ===========  ==========   ==========   ===========   ============

SUPPLEMENTAL SCHEDULES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997




                                                                                                          Contract or
                                        Interest         Maturity         Number of                           Current
Description                                Rates            Dates       Units/Shares             Cost           Value
-----------                        -------------    -------------     --------------   --------------    ------------

Cendant Stable Value Fund                                                 9,164,634    $    9,165,192    $  9,164,634
AIM Charter Fund                                                            538,110         6,440,665       6,624,132
AIM Weingarten Fund                                                         154,438         2,954,452       3,071,778
AIM Constellation Fund                                                      219,459         5,371,458       5,789,319
Templeton Foreign  Fund                                                     222,254         2,284,539       2,211,423
Company Common  Stock Fund                                                  275,926         5,621,333       9,484,939
Employee Loans  Receivable         Prime + 1%;      1 month to            2,698,894         2,698,894       2,698,894
                                                    5 years
MFS Emerging Growth Fund                                                     40,330         1,351,794       1,459,126
Merrill Lynch Growth Fund                                                   167,423         4,952,012       4,796,664
Merrill Lynch Capital Fund                                                  112,158         3,851,569       3,870,574
Merrill Lynch Corp. Inter Term Bond Fund                                    129,544         1,496,683       1,497,531
Putnam New Opportunity Fund                                                  55,672         2,384,931       2,708,444
Cash Fund                                                                                  23,485,046      23,485,046
                                                                                       --------------    ------------

                                                                                       $   72,058,568    $ 76,862,504
                                                                                       ==============    ============

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS



                                                    Purchases                              Sales
Identity of                      Description         Purchase          Number of         Selling         Number of         Net Gain
Party Involved                     of Assets            Price       Transactions           Price        Transactions      or (Loss)
--------------                --------------    -------------       ------------     -----------       -------------    -----------

Cendant Stable Value Fund         Investment    $   5,036,034               650      $         -                 -      $         -
                                    Contract        4,044,840                 -        4,044,480               428            (360)

AIM Charter Fund                 Mutual Fund        4,655,129               315                -                 -                -
                                                    1,091,175                 -        1,188,029               351           96,854

AIM Weingarten Fund              Mutual Fund        1,306,275               279                -                 -                -
                                                      443,937                 -          494,427               297           50,490

AIM Constellation Fund           Mutual Fund        2,093,062               323                -                 -                -
                                                      990,535                 -        1,140,598               412          150,063

Templeton Foreign                Mutual Fund        1,414,083               272                -                 -                -
 Fund                                                 463,025                 -          500,389               265           37,364

Company Common                  Common Stock        3,347,544               417                -                 -                -
Stock Fund                                          1,710,211                 -        2,219,180               492          508,969

Merrill Lynch Growth             Mutual Fund        4,689,847               299                -                 -                -
     Fund                                             662,728                 -          699,142               191           36,414

Merrill Lynch Capital            Mutual Fund        4,025,862               222                -                 -                -
     Fund                                             467,494                 -          480,131               143           12,637

Putnam New Opportunity           Mutual Fund        1,624,450               255                -                 -                -
Fund                                                  506,060                 -          529,877               210           23,817


                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    Cendant Corporation
                                                    Employee Savings Plan


                                              By:
                                              /s/   Scott E. Forbes
                                                    Scott E. Forbes
                                                    Executive Vice President and
                                                        Chief Accounting Officer
Date: June 29, 1998                                          Cendant Corporation

                                  EXHIBIT INDEX


Exhibit

23.1           Consent of Deloitte & Touche  LLP